BUTLER INTERNATIONAL, INC.

ARTICLES SUPPLEMENTARY TO THE
ARTICLES OF INCORPORATION

Butler International, Inc., a Maryland corporation having its principle office in Baltimore City, Maryland (hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland, that:

FIRST:       The series of preferred stock of the Corporation classified as its Series A 7% Preferred Stock, consisting of 15,000 shares of the par value of $.001 each (the “Preferred Shares”) consisting of 15,000 shares of the par value of $.001 each, is hereby amended as follows:

          (a)     by deleting paragraph 2 of Section B and replacing paragraph 2 of Section B with the following:

          Dividends Payable in Kind. Except as provided below, the Corporation may, at its option, pay all or part of the dividends on the Series A Preferred Stock by issuing and delivering shares of Series A Preferred Stock to the holders of Series A Preferred Stock at the Dividend Rate; provided, however, that if a holder of Series A Preferred Stock notifies the Secretary of the Corporation, not more than 60 days nor less than 30 days prior to a Dividend Payment Date, of his election to receive either shares of Series A Preferred Stock or cash in lieu of shares of Series A Preferred Stock, then the Corporation shall pay to such holder, at such Dividend Payment Date, dividends in either shares of Series A Preferred Stock or cash in lieu of shares of Series A Preferred Stock, at the holder’s election; provided, further, that if the payment of cash in lieu of shares of Series A Preferred Stock would result in a Default or Event of Default under any Senior Credit Agreement, the Corporation may, at its option, pay all or part of the dividends on the Series A Preferred Stock in shares of Series A Preferred Stock notwithstanding such election. For purposes of this Articles Supplementary to the Articles of Incorporation, “Senior Credit Agreement” shall mean each of (i) the Third Amended and Restated Credit Agreement dated on or about August 27, 2007 by and among Butler Service Group, as Borrower, the other parties signatory thereto, as Credit Parties, the Lenders signatory thereto from time to time, as Lenders, and General Electric Capital Corporation, as Agent and Lendor, as amended, restated, supplemented, replaced, refinanced or otherwise modified from time to time and (ii) the Second Lien Credit Agreement by and among Butler Service Group, as Borrower, the Other Credit Parties signatory thereto, as Credit Parties, the Lenders signatory thereto from time to time, as Lenders, and Monroe Capital Management Advisors LLC, as Agent and Lender, as amended, restated, supplemented, replaced, refinanced or otherwise modified from time to time and “Default or Event of Default” shall mean a “Default”, “Event of Default” or any term with a similar meaning under and as defined in any Senior Credit Agreement. In computing the amount of dividends accrued in respect of a fractional year, such amount shall be computed on the basis of a 360-day year of twelve 30-day months and actual number of days elapsed.

          (b)     by deleting paragraph 2 of Section D and replacing paragraph 2 of Section D with the following:

          Mandatory Redemption After December 31, 2011. On December 31, 2011, to the extent the Corporation shall have Legally Available Funds therefor, the Corporation shall redeem all remaining outstanding shares of Series A Preferred Stock at the Redemption Price; provided, that in the event that such redemption would result in a Default or Event of Default under any Senior Credit Agreement, such date shall be extended to the first date that such redemption could occur without resulting in a Default or Event of Default under any Senior Credit Agreement (the “Mandatory Redemption”).

          (c)     by deleting subparagraph (a) of paragraph 1 of Section H and replacing such subparagraph with the following:

          the fifth anniversary of the date of this Agreement or, if payment of the Put Price would result in a Default or Event of Default under any Senior Credit Agreement, such later date upon which the Corporation could pay the Put Price without resulting in a Default or Event of Default under any Senior Credit Agreement;

          (d)      by deleting paragraph 4 of Section H and replacing such paragraph with the following:

          Certain Remedies. In the event that the Corporation does not pay to any holder of Series A Preferred Stock on the scheduled date of the Put Option Closing all or any portion of the Put Price payable with respect to any shares of Series A Preferred Stock upon exercise of the Series A Put Option, or in the event the Corporation does not effectuate the Mandatory Redemption on the date set forth in Section D2 above with respect to any shares of Series A Preferred Stock that have not been put to the Corporation or in the event that the scheduled date for exercise of the Series A Put Option under H.1.a. is extended due to the fact that payment of the Put Price would result in a Default or Event of Default under any Senior Credit Agreement or the Mandatory Redemption is not effected on such date due to the fact that such redemption would result in a Default or Event of Default under any Senior Credit Agreement, then in addition to any other rights or remedies of a holder, the unpaid portion of the Series A Put Price pertaining thereto, or the Redemption Price of the shares that have not been put to the Corporation and have not been mandatorily redeemed by the Corporation, as the case may be, shall bear interest at the rate of 15% per annum or, if lower, the highest rate permitted by applicable law. The Corporation shall, upon the request of any holder of Series A Preferred Stock, execute and deliver to such holder a promissory note in form and substance satisfactory to such holder evidencing such obligation, and the Corporation acknowledges that such promissory note shall be junior only to the Corporation’s then existing senior secured credit facility.

SECOND:     Articles Supplementary to the Articles of Incorporation of the Corporation, as hereinabove set forth, have been duly approved by the Board of Directors and adopted by the Company under authority contained in the Charter.

IN WITNESS WHEREOF, Butler International, Inc. has caused these Articles Supplementary to be signed and acknowledged in its name and on its behalf by its President and witnessed by its Secretary this 27th day of August, 2007, and they acknowledge the same to be the act of said Corporation, and that to the best of their knowledge, information and belief, all maters and facts stated herein are true in all material respects, and that this statement is made under the penalties of perjury.

BUTLER INTERNATIONAL, INC.

Witness:

By

Edward M. Kopko, President

Beth Butler, Secretary

THE UNDERSIGNED, President of Butler International, Inc., who executed on behalf of said corporation the foregoing Articles Supplementary to the Charter, of which this certificate is made a part, hereby acknowledges, in the name and on behalf of said corporation, the foregoing Articles Supplementary to the Charter to be the corporate act of said corporation and further certifies that, to the best of his/her knowledge, information and belief, the matters and facts set forth therein with respect to the approval thereof are true in all material respects, under the penalties of perjury.

Edward M. Kopko, President

NOTE:

Names must be typed under all signatures. Also, document must have backer setting forth the name and address of C T forwarding office to which certificate, receipt, acknowledgment or certified copies are to be returned.)